Exhibit 2.5
DATED 5 March 2011
THE SELLERS
And
THE TRAVELPORT GUARANTOR
And
THE PURCHASERS
And
THE KUONI GUARANTOR

SHARE PURCHASE AGREEMENT
relating to the sale and purchase of:
(1) GTA Holdco Limited
(2) GTA Americas LLC
(3) Columbus Technology Developments Limited
(4) Octopus Travel.com (USA) Limited

Table of Contents

Page
1 Interpretation	2
2. Sale and Purchase	15
3. Condition	15
4. Conduct of business before Completion	17
5. Consideration	19
6. Leakage	21
7. Completion	21
8. Post-Completion obligations	22
9. Warranties	23
10. Restrictive Covenants	24
11. The Purchasers’ Warranties and Undertakings	26
12. Travelport Guarantee	27
13. Kuoni Guarantee	29
14. Release of Guarantees and Letters of Credit	31
15. Employees	32
16. D&O Insurance Cover and Transitional Services Agreement	33
17. Effect of Completion	34
18. Remedies and waivers	34
19. Assignment	34
20. Further Assurance	35
21. Entire Agreement	35
22. Variations	36
23. Notices	36
24. Announcements	37
25. Confidentiality	37
26. Costs and Expenses	38
27. Counterparts	39
28. Severability	39
29. Contracts (Rights of Third Parties) Act 1999	39
30. Governing law	39
31. Jurisdiction	39
Schedule 1 The Sellers
Schedule 2 Completion and Post-Completion Arrangements
Part A1 — Seller’s Obligations
Part B1 — Purchasers’ Obligations at Completion
Schedule 3 Warranties
Schedule 4
Schedule 5 Restricted Actions
Schedule 6 Effective Time Statements
Schedule 7 Accounting Policies
Schedule 8 Employee Payments
Schedule 9 Properties
Schedule 10 Intellectual Property
Schedule 11 Part 1 — Travelport Guarantees
Part 2 — Travelport Letters of Credit
Schedule 12 FX Hedging Arrangements
Schedule 13 Tax Indemnity
Schedule 14 Limitations on the liability of the Sellers under the Business Warranties
Schedule 15 Transitional Services Agreement

(i)

THIS AGREEMENT is made on 5 March 2011
BETWEEN
(1)	GULLIVERS SERVICES LIMITED, a company registered in England and Wales under number 05227753, whose registered office is Gullivers House, 27 Goswell Road, London, EC1M 7GT (“Gullivers Services”);

(2)	TRAVELPORT (BERMUDA) LTD., a company registered in Bermuda under number EC38680 whose registered office is, Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda (“Travelport Bermuda”);

(3)	TRAVELPORT INC., a Delaware corporation, whose principal place of business is at 300 Galleria Parkway, Atlanta, Georgia 30339 (“Travelport US” and together with Gullivers Services and Travelport Bermuda, the “Sellers” and each a “Seller”);

(4)	TRAVELPORT LIMITED, a company registered in Bermuda under number 38682 whose registered office is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda (the “Travelport Guarantor”);

(5)	KUONI HOLDINGS PLC, a company registered in England and Wales under number 03656448, whose registered office is at Kuoni House, Deep Dean Avenue, Dorking, Surrey, RH5 4AZ (“Kuoni UK”);

(6)	KUONI HOLDING DELAWARE, INC., a company registered in Delaware under number 3068473, whose registered office is at c/o The Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington (New Castle Country) Delaware 19801, the United States of America (“Kuoni US”);

(7)	KIT SOLUTION AG, a company registered in Switzerland under number 020.3.003.992.5, whose registered office is at Neue Hard 7, CH-8010 Zurich, Switzerland (“Kuoni SW”) (Kuoni UK, Kuoni US and Kuoni SW, together the “Purchasers”);

(8)	KUONI REISEN HOLDING AG, a company registered in Switzerland under number 020.3.921.635-3 whose registered office is at Neue Hard 7, CH-8010 Zurich, Switzerland (the “Kuoni Guarantor”).
WHEREAS:
(A)	Each Seller is the beneficial owner and registered holder of that number of Shares in the capital of the Companies as are set out opposite the name of such Seller in column (3) of Schedule 1 (The Sellers). Brief particulars of each of the Companies and each of the Subsidiaries are set out in the Group Schedule.
(B)	Each Seller has agreed to sell and the Purchasers have agreed to purchase and pay for the Shares set forth opposite the name of the relevant Seller in column (3) of Schedule 1 (The Sellers), in each case on the terms and subject to the conditions of this Agreement.
(C)	The Travelport Guarantor, at the request of the Sellers, has agreed to guarantee the obligations of the Sellers under this Agreement and the Transitional Services Agreement.
(D)	The Kuoni Guarantor, at the request of the Purchasers, has agreed to guarantee the obligations of the Purchasers under this Agreement and the Transitional Services Agreement.

NOW IT IS HEREBY AGREED as follows:
1	Interpretation

1.1	In this Agreement including the Recitals and the Schedules to it:

“Accounting Policies”	means the accounting policies set out in Schedule 7 (Accounting Policies);

“Accounts”	means the unaudited proforma combined balance sheet of the Group as of the Accounts Date and the unaudited proforma combined profit and loss account of the Group for the financial year ended on the Accounts Date in the agreed form;

“Accounts Date”	means 31 December 2010;

“Actual Cash Amount”	means the actual amount of Cash of the Group Companies calculated in accordance with Schedule 6 (Effective Time Statements);

“Actual Cash Statement”	means the statement setting out the Actual Cash Amount, as agreed or determined in accordance with Schedule 6 (Effective Time Statements);

“Actual Indebtedness Amount”	means the actual amount of Indebtedness of the Group Companies calculated in accordance with Part 4 of Schedule 6 (Effective Time Statements);

“Actual Indebtedness Statement”	means the statement setting out the Actual Indebtedness Amount, as agreed or determined in accordance with Schedule 6 (Effective Time Statements);

“Actual Working Capital Amount”	means the actual amount of Working Capital of the Group Companies calculated in accordance with Part 3 of Schedule 6 (Effective Time Statements);

“Actual Working Capital Statement”	means the statement setting out the Actual Working Capital Amount, as agreed or determined in accordance with of Schedule 6 (Effective Time Statement);

“Affiliate”	means:

(i) when used in relation to the Sellers (or any one of them), Travelport Limited and it subsidiaries and subsidiary undertakings from time to time (excluding the Group Companies); and

(ii) when used in relation to any person other than the Sellers (or any one of them), any person which is from time to time a subsidiary or holding company of that person and all other subsidiaries of any such holding company;

“Audited Accounts”	means:

(i) the audited combined balance sheet of the Group as at

the Accounts Date and the audited combined profit and loss account and cash flow statement of the Group in respect of the financial year ended on the Accounts Date; and

(ii) the audited combined balance sheet of the Group as at 31 December 2009 and the audited combined profit and loss account and cash flow statement of the Group in respect of the financial year ended on 31 December 2009, in each case to be prepared by or on behalf of the Travelport Guarantor and audited by the Sellers’ Accountants in accordance with the terms of the Audit Engagement Letter but which, for the avoidance of doubt, need not have been signed by the Sellers’ Accountants in order to constitute the Audited Accounts for the purposes hereof;

“Audit Engagement Letter”	means the engagement letter dated 4 March 2011 between the Sellers’ Accountants and the Travelport Guarantor;

“Audit Report”	means the audit report relating to the Audited Accounts which the Sellers’ Accountants have been instructed to deliver in accordance with the terms of the Audit Engagement Letter but which, for the avoidance of doubt, need not have been signed by the Sellers’ Accountants in order to constitute the Audit Report for the purposes hereof;

“Audit Deliverables”	means:

(a) the Audited Accounts; and

(b) the Audit Report;

“Balancing Amount”	means an amount equal to the aggregate of:

(i) the Working Capital Shortfall (if any) (expressed as a negative number) or, if there is no Working Capital Shortfall, the Working Capital True-up Amount (if any); and

(ii) the Cash Shortfall (if any) (expressed as a negative number) or, if there is no Cash Shortfall, the Cash True-up Amount (if any);

(iii) the Indebtedness True-up Amount (if any);

“Board Recommendation”	means the duly adopted recommendation of the board of directors of the Kuoni Guarantor at a meeting duly called and held whereby the board of directors of the Kuoni Guarantor has resolved (i) that this Agreement and the transactions contemplated by it are fair to, and in the best interests of, the Kuoni Guarantor, (ii) to approve the entry into this Agreement and the other transactions contemplated by it, and (iii) to recommend approval of the Resolutions;

“Business”	means the businesses conducted by the Group Companies in the ordinary course as at the date of this Agreement, or all or any part of any of it;

“Business Warranties”	means the Warranties set out in Schedule 3, other than the Fundamental Warranties, and “Business Warranty” shall mean any one of them (as the context requires);

“Business Day”	means a day (other than a Saturday or a Sunday) on which banks generally are open for business in London, New York City and Switzerland and Business Days shall be construed accordingly;

“CA 2006”	means the Companies Act 2006;

“Cash”	means, as at the Effective Time, the aggregate amount of any cash on hand or credited to an account with a bank or other financial institution and cash equivalents readily convertible to cash to which any Group Company is beneficially entitled in accordance with US GAAP and as recorded in, and calculated consistent with past practice from, the books and records of the relevant Group Company but excluding Trapped Cash;

“Cash Shortfall”	means the amount (if any) by which the Actual Cash Amount is less than the Estimated Cash Amount;

“Cash True-up Amount”	means the lesser of: (i) the amount (if any) by which the Actual Cash Amount exceeds the Estimated Cash Amount; and (ii) the Estimated Cash Shortfall (if any), expressed as a positive number;

“Claim”	means a claim by the Purchasers against the Sellers in respect of the Business Warranties or the Indemnities;

“Comfort Letters”	means the unsigned forms of comfort and consent letters from the Sellers’ Accountants in the form agreed to be provided by the Sellers’ Accountants under the terms of the Joint Engagement Letter;

“Companies”	means the companies whose names are set out in column (2) of Schedule 1 (the Sellers) and the term “Company” shall mean any one of them;

“Completion”	means completion of the sale and purchase of the Shares under this Agreement;

“Completion Date”	means (save as may as may be otherwise agreed in writing between the Sellers and the Purchasers), 5 May 2011 unless the Condition has not been satisfied at least 2 Business Days prior to that date in which case the Completion Date shall be the first Business Day falling three Business Days after the date on which the Condition is satisfied;

“Condition”	means the condition to the sale and purchase of the Shares set out in clause 3.1 (Condition);

“Confidential Information”	means all secret or confidential commercial, financial, technical information, know-how trade secrets, trade secrets, inventions, computer hardware and other information whatsoever and whatever form or medium and whether disclosed orally or in writing, together with all reproductions in whatsoever form or medium or any part or parts of it;

“Confidentiality Agreement”	means the confidentiality agreement entered into between the Kuoni Guarantor and Travelport Limited dated 3 September 2010;

“Consideration”	shall have the meaning given in clause 5.6 (Consideration);

“CTA 2009”	means the Corporation Tax Act 2009;

“Definitive Agreements”	means this Agreement and the Disclosure Letter;

“Deliverables”	means:

(a) the Audit Deliverables;

(b) the Comfort Letters; and

(c) the Reconciliation Statement;

“Disclosed”	means fairly disclosed by the Disclosure Letter and “Disclosure” shall be construed accordingly;

“Disclosure Letter”	means the letter dated on the same date as this Agreement and written by the Sellers to the Purchasers for the purposes of clause 9.3(i) together with the documents attached or appended to it in the agreed form;

“Effective Time”	means 5.30 pm Eastern Standard Time on 30 April 2011;

“Effective Time Statements”	means the Actual Cash Statement, the Actual Working Capital Statement and the Actual Indebtedness Statement;

“Employee Payments”	means the payments set out in Schedule 8;

“Encumbrance”	means any mortgage, charge, pledge, lien, restriction, assignment, hypothecation, security interest, title retention or any other agreement or arrangement the effect of which is the creation of security, or any other interest, equity or other right of any person (including any right to acquire, option, right of first refusal or right of pre-emption), or any agreement or arrangement to create any of the same and “Unencumbered” shall be construed accordingly;

“Estimated Cash Amount”	means the amount of Cash of the Group Companies as at the Effective Time designated as such in the Estimated Completion Statement which amount shall be estimated by the Sellers in good faith in accordance with the Accounting Policies;

“Estimated Cash Shortfall”	means the amount (if any) by which the Estimated Cash Amount is less than the Target Cash Amount;

“Estimated Completion Statement”	has the meaning given in clause 5.1;

“Estimated Consideration”	means the sum of:

(i) US$720,000,000; less

(ii) the Estimated Working Capital Shortfall (if any); less

(iii) the Estimated Cash Shortfall (if any); less

(iv) the Estimated Indebtedness Excess (if any); plus

(v) the Interest Amount; less

(v) (in the event only that the Consideration is to be reduced in accordance with clause 3.4) the appropriate amount set out in clause 3.4;

“Estimated Indebtedness Amount”	means the amount of Indebtedness of the Group Companies as at the Effective Time designated as such in the Estimated Completion Statement which amount shall be estimated by the Sellers in good faith in accordance with the Accounting Policies;

“Estimated Indebtedness Excess”	the amount (if any) by which the Estimated Indebtedness Amount is more than the Indebtedness Target;

“Estimated Working Capital Amount”	means the amount of Working Capital of the Group Companies as at the Effective Time designated as such in the Estimated Completion Statement which amount shall be estimated by the Sellers in good faith in accordance with the Accounting Policies;

“Estimated Working Capital Shortfall”	the amount (if any) by which the Estimated Working Capital Amount is less than the Working Capital Target;

“Event”	has the meaning given in Schedule 13 (Tax Indemnity);

“Financial Year”	shall be construed in accordance with s390 CA 2006;

“Fundamental Warranties”	means the Warranties set out in paragraph 2 of Schedule 3 and “Fundamental Warranty” shall mean any one of them (as the context requires);

“FX Hedging Arrangements”	means the foreign exchange hedging arrangements more particularly described in Schedule 12 (FX Hedging Arrangements);

“General Meeting”	means the annual general meeting of the Kuoni Guarantor to be convened for 20 April 2011 or such later date as either (i) the Sellers may agree or (ii) a court of competent jurisdiction may order;

“Governmental or Regulatory Authority”	means any supranational or national court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality or other political subdivision thereof;

“Group”	means the Group Companies, taken as a whole;

“Group Company”	means the Companies and the Subsidiaries, further brief particulars of which are set out in the Group Schedule, and “Group Companies” shall mean any and all of them;

“Group Reallocation”	has the meaning given in Schedule 13 (Tax Indemnity);

“Group Relief”	has the meaning given in Schedule 13 (Tax Indemnity);

“Group Schedule”	means the list of corporate details of the Companies and the Subsidiaries in the agreed form;

“Indebtedness”	means the aggregate amount of such items of indebtedness as would properly be recognised as such in a balance sheet (but not, for the avoidance of doubt in a profit and loss statement) if the same were to be prepared in respect of the Group as at the Effective Time in accordance with US GAAP (which amount shall not, for the avoidance of doubt, include the Travelport Letters of Credit or the Travelport Letters of Guarantee or any ordinary course trading indebtedness);

“Indebtedness Target”	means US$0;

“Indebtedness True-up Amount”	means the difference (if any) between the Actual Indebtedness Amount and the Estimated Indebtedness Amount (expressed as a negative number if the Actual Indebtedness Amount is greater than the Estimated Indebtedness Amount and a positive number if the Estimated Indebtedness Amount is greater that the Actual Indebtedness Amount);

“Indemnities”	means the indemnities set out in Schedule 17;

“Information Participants”	means the persons listed in part A of Schedule 16;

“Intellectual Property”	means any rights in or to intellectual property including without limitation, patents, trade marks, registered designs, domain names, applications for any of those rights, trade and business names, unregistered trade marks and service marks, logos, copyrights and rights in designs;

“Interest Amount”	has the meaning given in clause 6.5;

“Intra-Group Indebtedness”	means all amounts owing as between any Group Company and any member of the Sellers’ Group (excluding any Intra-Group Trading Indebtedness), to the extent not settled at Completion pursuant to clause 5.3(ii), as set out in the Effective Time Statement;

“Intra-Group Trading Indebtedness”	means all sums owing between any Group Company and any member of the Sellers’ Group in respect of intra-group trading activities;

“Joint Engagement Letter”	means the joint engagement between the Kuoni Guarantor and the Travelport Guarantor dated 4 March 2011 of the Sellers’ Accountants in connection with production of the Comfort Letters;

“Key Employee”	means those employees of the Group listed in part C of Schedule 16;

“Law”	means all laws, statutes, rules, regulations and other pronouncements having the effect of law of any country, state, province, city or other political subdivision thereof or of any Governmental or Regulatory Authority;

“Leakage”	means:

(i) any dividend, bonus or other distribution of capital, income or profit declared, paid or made or any repurchase, redemption, repayment or return of share or loan capital (or any other relevant securities) by any Group Company to any Seller or any Affiliate of that Seller;

(ii) any payments made by any Group Company to (or assets transferred to or liabilities assumed, indemnified, or incurred by any Group Company for the benefit of) any Seller or any Affiliate of that Seller (including with respect to any share capital or other securities of any Group Company);

(iii) the waiver by any Group Company of any amount owed to that Group Company by any Seller or any Affiliate of that Seller;

(iv) the payment by any Group Company of any professional fees or other transaction costs or expenses (including bonus payments) in connection with the transactions contemplated by this Agreement;

(v) the payment of, or incurring of any obligation to pay, any salary, bonus, fees or other sums to any employee, consultant or officer other than those which are contractually required to be paid in the ordinary course of business;

(vi) any Tax suffered in relation to any of the matters referred to in paragraphs (i) to (iv) above; or

(vii) agreeing, conditionally or otherwise, to do any of the matters referred to in paragraphs (i) to

(v) above, other than any Permitted Leakage Payment;

“Long Stop Date”	means 31 May 2011 or such later date, if any, as the Sellers and the Purchasers may agree;

“Management Accounts”	means the unaudited combined balance sheets, profit and loss accounts, cash flow statements and consolidation schedules of the Wider Group as at the end of each monthly period for the twelve months ended on the Accounts Date, in the agreed form;

“Management Accounts Reconciliation Schedule”	means the schedule of reconciliations relating to the Management Accounts in the agreed form;

“Material Contract”	means any written contract of any Group Company which (i) is not terminable on less than three months’ notice or (ii) which calls for payments by any party thereto in excess of US$10,000,000 in any one year (other than any contract with any employee of any Group Company) or (iii) which is otherwise material to the business of the Group;

“Material Variance”	means a difference of 10% or more in the adjusted EBITDA of the Group as set out in the Reconciliation Statement;

“Parties”	means the Sellers, the Travelport Guarantor, the Purchasers and the Kuoni Guarantor, and “Party” shall mean any of them;

“Payment Statement”	means a statement setting out the total consideration payable under clause 5.1 and the Balancing Amount payable by the Purchasers or the Sellers under clause 5.4, as agreed and determined in accordance with Schedule 6 (Effective Time Statements);

“Payroll Participants”	means the persons listed in part B of Schedule 16;

“Permitted Leakage Payment”	means:

(i) any payment which is provided for under the terms of this Agreement;

(ii) any payments made or agreed to be made by any Group Company to (or assets transferred to or liabilities assumed, indemnified, or incurred by any Group Company for the benefit of) any Seller or any Affiliate of that Seller (including with respect to any share capital or other securities of any Group Company) under or pursuant to the Pre-sale Reorganisation (including, without limitation, any payments or movement of cash from any Group Company to any Seller or member of the Sellers’ Group under or pursuant thereto) or any Employee Payment; and

(iii) any payment made or agreed to be made by any Group Company to any Seller or any Affiliate of a Seller in the ordinary course of business consistent with past practice as to the volume of services and pricing (including, without limitation, in respect of Intra-Group Trading Indebtedness);

“Pre-sale Reorganisation”	means the re-organisation of the Group Companies as set out in the Pre-sale Reorganisation Steps Plan;

“Pre-sale Reorganisation Steps Plan”	means the step plan in the agreed form setting out the corporate actions to be taken to implement the Pre-sale Reorganisation;

“Press Announcements”	means the press announcements to be issued by or on behalf of the Sellers and the Kuoni Guarantor, respectively, each of which is in the agreed form;

“Proceedings”	means any proceeding, suit or action arising out of or in connection with this Agreement, whether contractual or non-contractual;

“Properties”	means the freehold and leasehold properties, summary details of which are set out in Schedule 9 (Properties);

“Prospectus”	means the prospectus of the Kuoni Guarantor proposed to be issued in connection with the capital increase to be approved by the General Meeting;

“Purchasers’ Accountants”	means PricewaterhouseCoopers LLP of 1 Embankment Place, London, WC2N 6RH;

“Purchasers’ Group”	means the Kuoni Guarantor and its subsidiaries and subsidiary undertakings from time to time, or all or any of them;

“Purchasers’ Solicitors”	means Baker & McKenzie LLP of 100 New Bridge Street, London EC4V 6JA, England;

“Reconciliation Statement”	means the statement from the Travelport Guarantor (which is provided without liability so long as it is provided in good faith) setting out a reconciliation between the Audited Accounts and the Accounts, identifying those line items where reconciliations have been made and including the explanation for such reconciliations;

“Relief”	has the meaning given in Schedule 13 (Tax Indemnity);

“Resolutions”	means a shareholder resolution, approving an amendment to the articles of incorporation of the Kuoni Guarantor permitting a capital increase of approximately CHF250,000,000 by the issuance of fully paid-in registered shares A of a par value of CHF 0.20 each and fully paid-in registered shares B of a par value of CHF 1.00 each in the capital of the Kuoni Guarantor to be contained in the notice of annual general meeting anticipated to be sent by the Kuoni Guarantor to its shareholders on or around 28 March 2011, which resolutions shall not require in excess of 66.67% of the shareholders in attendance and voting at the General Meeting to ratify it;

“Restricted Actions”	means the actions referred to in Schedule 5 (Restricted Actions), and “Restricted Action” means any and all of them;

“s.179A TCGA Election”	has the meaning given in paragraph 11.8 of Schedule 13 (Tax Indemnity);

“Sale Business Employee”	means any employee of any Group Company as at Completion;

“Sellers’ Accountants”	means Deloitte LLP of Stonecutter Court, 1 Stonecutter Street, London, EC4A 3TR;

“Sellers’ Bank Account”	means the bank account with the following details:

Bank: Citibank
Currency: USD
Account Name: Gullivers Services Limited
Account Number: 30742881
Swift Code: CITIUS33;

“Sellers’ Group”	means Travelport Limited and it subsidiaries and subsidiary undertakings (excluding the Group Companies) as at the date hereof;

“Sellers’ Solicitors”	means Kirkland & Ellis LLP of 30 St. Mary Axe, London EC3A 8AF;

“Service Document”	means a claim form, application notice, order, judgment or other document relating to any Proceedings;

“Shares”	means all of the issued and outstanding shares in the capital of the Companies that are corporations and all of the issued and outstanding limited liability company membership interests in the Companies that are limited liability companies, as set out in column (3) of Schedule 1 (The Sellers), together with any shares issued pursuant to a capitalisation of the loans pursuant to paragraph (ix) of Part A1 of Schedule 2;

“Subsidiaries”	means the subsidiaries and subsidiary undertakings of the Companies (each being a “Subsidiary”), and details of each Subsidiary at the date of this Agreement are set out in Schedule 4;

“Target Cash Amount”	means US$15,000,000;

“Tax”	means (i) all forms of and payments in respect of taxation, whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, sales, added value or other reference (including, without limitation duties, air passenger duties, levies, imposts and excise, social security contributions and any other payroll taxes, deductions or amounts in the nature of taxation), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) by whatever authority imposed and whether of the United Kingdom or elsewhere, irrespective of the person directly or primarily chargeable, together with all penalties, fines, charges, costs and interest relating thereto; and (ii) any payment for the surrender of Group Relief or for any Group Reallocation, a balancing payment under Sections 195 and 196 of TIOPA following a transfer pricing adjustment, a repayment of any such payment and a payment by way of reimbursement, recharge, indemnity or damages in respect of Tax;

“Tax Authority”	means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, person, body, authority or institution which seeks to impose, assess, enforce, administer or collect any Tax, whether in the United Kingdom or elsewhere;

“Tax Indemnity”	means the indemnity relating to Tax in Schedule 13 (Tax Indemnity);

“Tax Warranties”	means the warranties relating to Tax in Part 7 of Schedule 3 (Tax Warranties)

“TCGA 1992”	means Taxation of Chargeable Gains Act 1992;

“TIOPA”	means the Taxation (International and Other Provisions) Act 2010;

“Transaction”	means the sale and purchase of the Shares contemplated by this Agreement;

“Transitional Services Agreement”	means the transitional services agreement to be entered into on or promptly following Completion;

“Travelport Accounts”	means the audited consolidated accounts of Travelport Limited as at 31 December 2010;

“Travelport Audited Financials”	means the audited consolidated financial statements of the Travelport Guarantor for each of the three financial periods ending on 31 December 2010 as set out in the ‘F pages’ of the Travelport Guarantor’s 10 Ks for each of those periods;

“Trapped Cash”	means any cash which as at the Effective Time is:

(i) not capable within a period of 30 days of being lawfully spent, distributed, loaned or released by a Group Company outside the jurisdiction in which it is situated without deduction or withholding or additional cost (other than the costs of transfer from a bank account incurred in the ordinary course);

(ii) cash equivalents which are not convertible into cash within 30 days,

provided always that the first US$3 million of cash which would, but for this proviso, be Trapped Cash, shall be deemed for all purposes to be Cash and not Trapped Cash;

“Travelport Credit Agreement”	means the Third Amended and Restated Credit Agreement, dated as of August 23, 2006, as amended and restated as of October 22, 2010 and as may be amended and restated from time to time, among Travelport LLC, Travelport Limited, Waltonville Limited, UBS AG, Stamford Branch, as Administrative Agent and L/C Issuer, UBS Loan Finance LLC, as Swing Line Lender, the other Lenders party thereto, Credit Suisse Securities (USA) LLC, as Syndication Agent, and Lehman Brothers Inc., J.P. Morgan Securities Inc. and Goldman Sachs Credit Partners L.P., as Co-Documentation Agents;

“Travelport Letters of Credit”	means the letters of credit listed in part 2 of Schedule 11;

“Travelport Letters of Guarantee”	means the guarantees listed in part 1 of Schedule 11;

“US APA”	means the asset purchase agreement relating to the US aspects of the Pre-sale Reorganisation in the agreed form;

“US GAAP”	means generally accepted accounting principles for the United States of America and extant/mandatory for adoption as at the date of this Agreement;

“US$”, “$” or “United States Dollar”	means the lawful currency of the United States of America;

“VAT”	means any VAT imposed in compliance with the European Council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), any goods or services tax or sales tax and any comparable indirect tax, whether of the United Kingdom or elsewhere;

“Warranties”	means the warranties set out in Schedule 3 (Warranties) and “Warranty” shall be construed accordingly;

“Wider Group”	means the Group, together with Gullivers Services Limited, Gullivers Jersey 3 Limited and Gullivers Luxembourg SARL;

“Working Capital”	means the working capital of the Group comprising those items of current assets and current liabilities set out in the Actual Working Capital Statement;

“Working Capital Shortfall”	the amount (if any) by which the Actual Working Capital Amount is less than the Estimated Working Capital Amount;

“Working Capital Target”	means negative US$185,000,000;

“Working Capital True-up Amount”	means the lesser of: (i) the amount (if any) by which the Actual Working Capital Amount exceeds the Estimated Working Capital Amount; and (ii) the Estimated Working Capital Shortfall, expressed as a positive number; and

“Working Hours”	means 9.00 a.m. local time to 5.30 p.m. local time on a Business Day.
1.2	In this Agreement, unless otherwise specified:
(i)	references to clauses, paragraphs, sub paragraphs and Schedules are to clauses, paragraphs, sub paragraphs of, and Schedules to, this Agreement;

(ii)	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re enacted except to the extent that any amendment or modification made or coming into effect of any statute or statutory provision after the date of this Agreement would increase or alter the liability of the Sellers under this Agreement;

(iii)	references to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(iv)	references to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(v)	references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(vi)	references to any English statutory provision or legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or other legal concept, state of affairs or thing shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English statutory provision or legal term or other legal concept, state of affairs or thing;

(vii)	use of any genders includes the other genders;

(viii)	the expressions “company”, “holding company”, “subsidiary”, “subsidiary undertaking” and “wholly owned subsidiary” shall have the meaning given in the CA 2006;

(ix)	a person shall be deemed to be connected with another if that person is connected with another within the meaning of sections 1122 and 1123 of the Corporation Tax Act 2010;

(x)	references to writing shall include any modes of reproducing words in a legible and non transitory form;

(xi)	references to times of the day are to London time;

(xii)	headings to clauses and Schedules are for convenience only and do not affect the interpretation of this Agreement;

(xiii)	the Recitals and Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules; and

(xiv)	references to any document in the “agreed form” means the document in a form agreed by the Purchasers and the Sellers and initialled for the purposes of identification only by the Purchasers and the Sellers.
2.	SALE AND PURCHASE

2.1	The Sellers shall sell the Shares and the Purchasers shall purchase all of the Shares free from all Encumbrances and from all other restrictions on transfer (including rights of pre-emption) which may exist in relation to the Shares, whether under the articles of association of the Companies or otherwise, together with all rights attached or accruing to them at Completion including the right to receive all dividends, distributions or any return of capital declared, paid or made after the Completion Date.

3.	CONDITION

3.1	The sale and purchase of the Shares pursuant to this Agreement is conditional upon the Resolutions being duly passed at the General Meeting.

3.2	The Travelport Guarantor shall, pursuant to the terms of the Audit Engagement Letter, instruct the Sellers’ Accountants to deliver the Audit Deliverables, and the Travelport Guarantor and the Kuoni Guarantor shall, pursuant to the terms of the Joint Engagement Letter, jointly instruct the Sellers’ Accountants to deliver the Comfort Letters and the

Travelport Guarantor shall deliver to the Kuoni Guarantor the Reconciliation Statement, in each case, to the Travelport Guarantor and the Kuoni Guarantor at their respective addresses for service (as provided for in clause 23 (Notices)) as soon as reasonably practicable following the date of this Agreement and in any event by no later than 5.30 pm CET on 25 March 2011. Save as provided for in clause 3.4, there shall be no liability for any Party in respect of the failure of the Sellers’ Accountants to comply with these instructions.

3.3	Provided that there is no Material Variance and subject to the fiduciary duties of its board of directors, the Kuoni Guarantor shall:
(i)	procure that its board of directors will post or procure the posting on a timely basis of an invitation (which invitation shall include the Board Recommendation) to the shareholders of the Kuoni Guarantor to convene the General Meeting for the purposes of: (a) passing the Resolutions; and (b) transacting such other business as is to be transacted at the annual general meeting of the Kuoni Guarantor;

(ii)	take all steps necessary and within its control to ensure that the Resolutions are passed at the General Meeting and, from the date hereof until the earlier of the Long Stop Date and the time when the shareholder vote in respect of the Resolutions at the General Meeting actually takes place, the Kuoni Guarantor shall:
(a)	procure that no member of the Purchasers’ Group nor any of their respective directors, officers or agents, nor any senior executive employees (the “Primary Persons”) takes; and

(b)	instruct those advisers who have been engaged by any member of the Purchasers’ Group to advise on the Transaction or the financing thereof (the “Secondary Persons”) not to take, any action or omit to take any action that, in any such case, is reasonably likely to influence any shareholder of the Kuoni Guarantor to vote otherwise than in favour of the Resolutions at the General Meeting. In particular, but without prejudice to the generality of the foregoing, the Kuoni Guarantor undertakes to procure that none of the Primary Persons shall and to instruct the Secondary Persons not to (directly or indirectly through one or more persons):
(c)	recommend to any shareholder of the Kuoni Guarantor to vote otherwise than in favour of the Resolutions at the General Meeting; or

(d)	encourage any shareholder of the Kuoni Guarantor to vote otherwise than in favour of the Resolutions; or

(e)	otherwise seek to influence any shareholder voting otherwise than in favour of the Resolutions, it being acknowledged that the Kuoni Guarantor shall not have any liability in respect of any failure by any Secondary Person to accept or comply with any such instruction.
3.4	If the Deliverables are delivered:
(i)	on or prior to 29 March 2011, there shall be no adjustment to the Consideration under this clause 3.4;

(ii)	on 30 March 2011, but Completion nevertheless takes place, the Consideration shall be reduced by $3,500,000; or

(iii)	on or following 31 March 2011, but Completion nevertheless takes place, the Consideration shall be reduced by US$7,000,000.
3.5	Subject always to the fiduciary duties of its board of directors, the Kuoni Guarantor shall not take or cause to be taken any action which could reasonably be expected to delay or prevent Completion.

3.6	If the Condition is not satisfied or fulfilled on or before 5.00pm GMT on the Long Stop Date, then this Agreement shall terminate and the Kuoni Guarantor shall (otherwise than in the circumstances described in clauses 3.4(iii) or if there is a Material Variance) pay to the Sellers in immediately available funds by electronic funds transfer to the Sellers’ Bank Account (i) US$7 million as a break fee and (ii) US$2 million to be applied towards retention bonus payments to be made to Group employees.

3.7	If this Agreement terminates in accordance with clause 3.6, the obligations of the Parties under this Agreement shall end (except for the provisions of this clause 3.7 and clauses 1 (Interpretation), 23 (Notices), 24 (Announcements), 25 (Confidentiality), 26 (Costs and expenses), 30 (Governing Law) and 31 (Jurisdiction)) but (for the avoidance of doubt) all rights and liabilities of the Parties which have accrued before termination shall continue to exist.

3.8	The Kuoni Guarantor shall give the Sellers written notice of the satisfaction of the Condition set out in clause 3.1 as promptly as practicable following satisfaction of such Condition, and in any event within 1 (one) Business Day thereof.

3.9	Prior to Completion (subject to compliance by the Purchasers with their obligations hereunder), the Sellers shall procure that the Group Companies shall continue to provide reasonable access to their premises and books and records during normal business hours so as to enable the Sellers’ Accountants to produce the Audited Accounts.

4.	CONDUCT OF BUSINESS BEFORE COMPLETION

4.1	The Sellers shall use reasonable endeavours to procure that the Business is conducted in the ordinary course during the period from the date of this Agreement to Completion, and shall, without limitation, pay or procure payment of all amounts as are due and payable as up to Completion in relation to the refit of Units 705B-708 A, 8th Floor, Tower B, Manulife Financial Centre, Kwun Tung, Hong Kong. Subject to clause 4.2, the Sellers shall use reasonable endeavours to procure that between the date of this Agreement and Completion no Group Company shall undertake any of the Restricted Actions without the prior written consent of the Purchasers (such consent not to be unreasonably withheld or delayed).

4.2	Clause 4.1 and 4.3 shall not operate so as to restrict or prevent:
(i)	any matter reasonably undertaken by any Group Company in an emergency or disaster situation with the intention of minimising any adverse effect thereof (and of which the Purchasers will be promptly notified and, in respect of which, it will, provided reasonably practicable, be consulted) only for so long as such emergency or disaster situation continues and/or solely to the extent necessary to mitigate the effects of such emergency or disaster situation;

(ii)	the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into by any Group Company prior to the date of this Agreement or any extension or renewal of any such contract or arrangement where the net aggregate amount of such extensions or renewals does not increase the annual expenditure of the Group thereunder by more than US$5,000,000;

(iii)	any increase in emoluments of any category of employees of any Group Company where such increase is made in accordance with the normal practice of the relevant employing Group Company;

(iv)	any matter contemplated in this Agreement;

(v)	any action or step lawfully taken for the purposes of, or with a view to, transferring or otherwise moving Cash from any Group Company to any Seller or any Affiliate of a Seller;

(vi)	any action or step lawfully taken for the purposes of, or with a view to managing the working capital of the Group with a view to ensuring that the Actual Working Capital Amount is not more or less than the Working Capital Target (provided that any such action or step does not materially adversely affect the goodwill of the business of the Group or otherwise place any Group Company in material breach of its payment obligations to suppliers);

(vii)	any lawful action or step taken for the purposes of or pursuant to the Pre-sale Reorganisation (including, without limitation, the execution and putting into effect of the US APA);

(viii)	any matter undertaken for the purposes of complying with Law or the rules or regulations of any securities exchange or Governmental or Regulatory Authority, wherever situated;

(ix)	any matter undertaken at the written request of the Purchasers;

(x)	entering into any contract or arrangement in the ordinary course of business including, but not limited to, any customer hotel inventory or destination service agreements;

(xi)	any charge or fee being levied on a Group Company by a member of the Sellers’ Group in respect of, or payment by any Group Company in respect of, such charge or fee relating to, the Travelport Letters of Credit on a basis consistent with past practice;

(xii)	the disposal of that certain real property in Hong Kong belonging to the Group, details of which are set out in the Disclosure Letter;

(xiii)	the implementation of a new retention bonus programme for employees of the Group in aggregate amount not exceeding $2,000,000 provided that the Sellers agree to fund any such retention bonus plan;

(xiv)	closing out the FX Hedging Arrangements and any other foreign exchange hedging agreements in respect of which a Group Company has a direct interest (it being acknowledged and agreed that all gains or losses arising from the closing out of all such arrangements shall be for the account of the Sellers); or

(xv)	the transfer of any domain names currently owned by or registered in the name of any Group Company containing the words “Galileo Destinations” and “G-Destinations” or similar into the name of a member of the Sellers’ Group.
4.3	The Sellers undertake they shall not and shall exercise such rights of control with respect to the Group as they may have to ensure that the Group shall not, between the date of this Agreement and Completion, deliberately take any action which is within their or its control or deliberately omit to take any action which is within their or its control, which action will cause any of the Warranties to be breached in any material respect were the Warranties to be extant as at that time.

4.4	The Sellers undertake that they shall, on or prior to Completion, pay to the relevant Group Company an amount equal to any shortfall in the accrual in the Accounts in respect of the SIPs plan.

4.5	The Travelport Guarantor hereby agrees to the inclusion in the Prospectus of the Audited Accounts and the Travelport Audited Financials.

5.	CONSIDERATION

5.1	Not less than five Business Days prior to the Completion Date, the Sellers shall deliver to the Purchasers a statement (the “Estimated Completion Statement”) setting out the following:
(i)	the Estimated Cash Amount;

(ii)	the Estimated Cash Shortfall (if any);

(iii)	the Estimated Working Capital Amount;

(iv)	the Estimated Working Capital Shortfall (if any);

(v)	the Estimated Indebtedness Amount (including a break-down between the Indebtedness and the Intra-Group Indebtedness);

(vi)	the Estimated Indebtedness Excess (if any);

(vii)	the Interest Amount (if any);

(viii)	the reduction in the Consideration (if any) to be made in accordance with clause 3.4; and

(ix)	the Estimated Consideration.
The Sellers shall give the Purchasers the opportunity to review the Estimated Completion Statement and shall discuss any items therein with which the Purchasers may disagree but for the avoidance of doubt the Purchasers shall not have the right to agree or otherwise refuse to accept the Estimated Completion Statement provided to it hereunder.

5.2	The Estimated Consideration shall be paid or satisfied in accordance with clause 7 and shall be divided amongst the Sellers as set out in column 4 of Schedule 1 (The Sellers). Payment of the Estimated Consideration shall be made in cash in United States dollars in immediately available funds by electronic funds transfer to the Sellers’ Bank Account on the Completion Date.

5.3	The Sellers shall:
(i)	use their respective reasonable endeavours to procure that before Completion all Indebtedness is fully repaid; and

(ii)	procure that before Completion all Intra-Group Indebtedness (whether due to or owing by any Group Company), is fully repaid or capitalised.
The Parties shall ensure that all Intra-Group Trading Indebtedness outstanding as at Completion is settled in the ordinary course following Completion.

5.4	After final agreement on, or final determination of, the Effective Time Statements in accordance with Schedule 6 (Effective Time Statements), the following payments shall be made:
(i)	if the Balancing Amount is zero, no payment shall be made by either the Sellers or the Purchasers;

(ii)	if the Balancing Amount is a positive number, the Purchasers shall pay to the Sellers an amount equal to the Balancing Amount in cash in United States Dollars in immediately available funds by electronic funds transfer to the Sellers’ Bank Account; or

(iii)	if the Balancing Amount is a negative number, an amount equal to the Balancing Amount (for these purposes expressed as a positive amount) shall be paid by, or on behalf of, the Sellers in cash in United States Dollars in immediately available funds by electronic funds transfer to such account of the Purchasers as the Purchasers may nominate in writing not less than five Business Days prior to the date of payment, in the percentages shown opposite their names in column 4 of Schedule 1 (The Sellers).
5.5	Any payment to be made under clause 5.4 above shall be made within five Business Days after (and excluding) the date on which the Effective Time Statements are agreed or determined in accordance with Schedule 6 (Effective Time Statements) and such payment (and any payment under clause 5.2) shall be an absolute discharge to the person making the payment who shall not be concerned with the subsequent application of the amount paid.

5.6	Accordingly, subject to any adjustment as provided for in clause 5.7, the total consideration (in aggregate, the “Consideration”) for the sale of the Shares under this Agreement shall be:
(a)	the Estimated Consideration; plus or minus (as the case may be)

(b)	the Balancing Amount (if any).
5.7	Any payment made by any of the Sellers to the Purchasers pursuant to clause 9 (Warranties and Indemnities), Schedule 13 (Tax Indemnity) or Schedule 17 (Indemnities) or will be considered an adjustment to the Consideration.

5.8	The Consideration shall be allocated among the Shares as set out in column 4 of Schedule 1 (The Sellers) and such allocation shall be adopted by the parties for all Tax and accounting purposes. If a payment is made by the Sellers to the Purchasers or by the Purchasers to the Sellers in respect of any claim for any breach of this Agreement or pursuant to any indemnity or covenant to pay under this Agreement, the payment shall be made by way of adjustment of that portion of the Consideration allocated to the Shares to which the payment and/or claim most closely relates and the Consideration shall be deemed to be adjusted by the amount of such payment. If any claim or payment relates to Shares in more than one Company, it shall be allocated in a manner which most reasonably reflects the matter to which the claim or payment relates. Where the claim or payment relates to no particular Shares in any Company, it shall be allocated rateably among the Shares by reference to the proportions in which the Consideration is allocated in Schedule 1 (The Sellers). Any such allocation shall be deemed to be an adjustment to the Consideration payable for such Shares to the Sellers by the Purchasers.

5.9	The Sellers and the Purchasers shall prepare and file all Tax returns to be filed with any Taxation Authority in a manner consistent with such allocation and shall take no position inconsistent with such allocation on any Tax return, any discussion with or proceeding before any Taxation Authority, or otherwise. In the event that the allocation of the Consideration pursuant to clause 5.8 is disputed by any Taxation Authority, the Party receiving notice of such dispute shall promptly notify the other Parties thereof and the Parties will use their best endeavours to defend such allocation.

5.10	The Purchasers shall provide to Sellers a properly completed U.S. Internal Revenue Service Form 8594 with respect to GTA Americas LLC allocating the consideration as determined in accordance with clause 5.8 above at or prior to Completion. In addition, the Purchasers shall provide to the Sellers a properly completed U.S. Internal Revenue Service Form 8883 with respect to Octopus Travel.com (USA) Ltd, together with a section 338(h)(10) election for Octopus Travel.com (USA) Ltd. The Sellers shall not take any position that is inconsistent with these forms.

6.	LEAKAGE

6.1	Subject to clause 6.3, each Seller undertakes to the Purchasers that from the Effective Time until Completion no Leakage will occur.

6.2	In the event of any Leakage occurring between the Effective Time and Completion, each Seller shall on demand by the Purchasers pay to the Purchasers in immediately available funds by electronic funds transfer an amount in cash equal to the amount of any such Leakage. If any of the Sellers or their Affiliates receive any Leakage, the Sellers will forthwith notify the Purchasers of the same.

6.3	Notwithstanding clause 6.1, if any Cash received by a Group Company is recognised in the cash book of the relevant entity by the Effective Time, the Sellers shall, subject to the other provisions of this Agreement, be entitled to extract such Cash from the Group between the Effective Time and Completion.

6.4	The aggregate maximum liability of each Seller for all breaches of the undertaking given by it in clause 6.1 shall not in any circumstances exceed the amount received by each Seller at Completion pursuant to this Agreement less the aggregate amount of any claims hereunder by the Purchasers that have been finally determined or agreed.

6.5	The Consideration shall be increased by an amount (the “Interest Amount”) calculated in accordance with the following formula:

Interest Amount = A x B x $720 million

Where:

A = the number of days from (but excluding) 30 April 2011 to and excluding the Completion Date divided by 365; and

B = 9%

7.	COMPLETION

7.1	Completion shall take place on the Completion Date at the offices of the Sellers’ Solicitors at 30 St. Mary Axe, London EC3A 8AF or such other place as the Parties may agree.

7.2	At Completion, the Sellers shall comply with their obligations under Part A1 (Sellers’ obligations) of Schedule 2 (Completion and Post-Completion arrangements).

7.3	At Completion, the Purchasers shall:
(i)	if not already provided to the Sellers, produce evidence of fulfilment of the Condition; and

(ii)	comply with their obligations under Part B1 (Purchasers’ obligations) of Schedule 2 (Completion and Post-Completion arrangements).
7.4	Neither the Purchasers nor the Sellers shall be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously.

7.5	Without prejudice to any rights of the Purchasers, if the obligations of the Sellers under clause 7.2 are not complied with on the Completion Date the Purchasers may:
(i)	defer Completion to a date not more than ten (10) Business Days after the date on which Completion was originally scheduled to take place (so that the provisions of this clause 7 shall apply to Completion as so deferred); or

(ii)	proceed to Completion as far as practicable (without limiting its rights under this Agreement); or

(iii)	to the extent that the Sellers have failed to comply with their respective obligations under clause 7.2 following the expiry of the ten (10) Business Days’ extension referred to in sub-paragraph (i) above, terminate this Agreement by notice in writing to the Sellers.
7.6	Without prejudice to any rights of the Seller, if the obligations of the Purchasers under clause 7.3 are not complied with on the Completion Date, the Sellers may:
(i)	defer Completion to a date not more than ten (10) Business Days after the date on which Completion was originally scheduled to take place (so that the provisions of this clause 7 shall apply to Completion as so deferred); or

(ii)	proceed to Completion as far as practicable (without limiting their rights under this Agreement); or

(iii)	to the extent that the Purchasers have failed to comply with their obligations under clause 7.3 following the expiry of the ten (10) Business Days’ extension referred to in sub-paragraph (i) above, terminate this Agreement by notice in writing to the Purchasers.
7.7	If this Agreement is terminated in accordance with clause 7.5 or clause 7.6, all obligations of the Parties under this Agreement shall end (except for the provisions of clauses 1 (Interpretation), 23 (Notices), 24 (Announcements), 25 (Confidentiality), 26 (Costs and expenses), 30 (Governing Law) and 31 (Jurisdiction)) but (for the avoidance of doubt) all rights and liabilities of the Parties which have accrued before termination shall continue to exist.

7.8	Except in respect of fraud, fraudulent misrepresentation or fraudulent concealment, no Party shall be entitled in any circumstances to rescind or terminate this Agreement after Completion.

8.	POST-COMPLETION OBLIGATIONS

8.1	Each Seller undertakes to the Purchasers to procure the performance and observance of those matters listed in Part A2 of Schedule 2.

8.2	Each Purchaser undertakes to the Sellers to procure the performance and observance of those matters listed in Part B2 of Schedule 2.

9.	WARRANTIES

9.1	Each Seller severally (and not jointly and severally) warrants in respect of itself only to the Purchasers that each of the Fundamental Warranties is now and will at Completion (by reference to the facts and circumstances then existing) be true and accurate.

9.2	The maximum liability of each of the Sellers in respect of any claim under the Fundamental Warranties shall not exceed the aggregate amount of the Consideration received by such Seller.

9.3	Each Seller severally (and not jointly and severally) warrants in respect of itself only to the Purchasers that, so far as such Seller is actually aware, each of the Business Warranties is true and accurate at the date of this Agreement subject to:
(i)	any matter Disclosed in the Disclosure Letter (or treated by the Disclosure Letter as being Disclosed); and

(ii)	the limitations and qualifications set out in Schedule 14 (Limitations of Liability).
For the purposes of this Agreement, the actual awareness of a Seller shall consist only of those matters of which, Ken Esterow (EVP, president and CEO Gullivers Travel Associates), Chris Tyson (Travelport Treasurer), Simon Gray (Chief Accounting Officer, Travelport), Tim Hampton (Group Vice President, Tax) and Julia Kou (Group Vice President, Legal) is actually aware, as at the date of this Agreement, having made reasonable enquiries of, the Key Employees, Douglas Neu (Group Vice President, Law) and Eric Bock (EVP, Chief Administrative Officer and General Counsel) but not any imputed or implied knowledge or awareness he or she may have had, had he/she made any enquiry of any other person in relation to the facts, matters or circumstances of any particular Warranty.

9.4	No letter, document or other communication (whether or not in writing) shall be deemed to constitute a Disclosure unless it is expressly incorporated into the Disclosure Letter.

9.5	Each of the Warranties shall be separate and independent and, save as expressly provided to the contrary in this Agreement, shall not be limited by reference to or inference from any other Warranty or anything in the Definitive Agreements.

9.6	Each of the Sellers and the Travelport Guarantor hereby irrevocably waive, and shall procure that each member of the Sellers’ Group shall irrevocably waive, any and all claims arising as a result of events prior to Completion against each Group Company and any of their respective officers, employees, workers and, in connection only with the sale of the Shares, the agents of the Purchasers’ Group (including, without limitation, the Group) and undertake (if any claim is made against the Sellers in connection with the sale of the Shares to the Purchasers) not to make any claim against or seek any contribution from any such person (and undertake that no other person claiming under or through them will make any such claim or seek any such contribution). The waiver set out in this clause 9.6 shall cease to apply in the case of fraud on the part of the beneficiary of such waiver.

9.7	The Purchasers, on behalf of themselves and each other member of the Purchasers’ Group, hereby, irrevocably waives any and all claims arising as a result of events prior to Completion against the officers, employees, workers and, in connection only with the sale of the Shares, the agents of the Sellers’ Group and undertakes (if any claim is made against the Sellers in connection with the sale of the Shares to the Purchasers) not to make any claim against or seek any contribution from any such person (and undertake that no other person claiming under or through them will make any such claim or seek any such contribution). The waiver set out in this clause 9.7 shall cease to apply in the case of fraud on the part of the beneficiary of such waiver.

9.8	The provisions of Schedule 17 shall apply.
10.	RESTRICTIVE COVENANTS
10.1	Subject to clause 10.2, each of the Sellers and the Travelport Guarantor covenants with the Purchasers and each Group Company (with the intention of assuring to the Purchasers the full benefit and value of the goodwill and connections of the Group and as a constituent part of the agreement for the sale of the Shares) that, except with the consent in writing of the Purchasers:
(i)	for the period of 2 years after Completion, it will not either on its own account or in conjunction with or on behalf of any other person (other than as a holder of shares in a company carrying on such a business where the shareholding is for investment purposes only and does not confer a degree of control amounting to or exceeding material influence over the business in question) carry on or be engaged, concerned or interested, directly or indirectly, whether as shareholder, director, partner, agent or otherwise, in any business engaged in the provision of escorted tours or wholesale distribution of hotel and other accommodation services to tour operators, travel agents and other wholesalers as carried on at the date of this Agreement by any Group Company (a “Competing Business”);
(ii)	for the period of 2 years after Completion, it will not either, on its own account or in conjunction with or on behalf of any other person, solicit or entice away or attempt to solicit or entice away from any Group Company, offer employment to or employ, or offer to conclude any contract of services with, any Key Employee;
(iii)	it will not at any time hereafter make use of or disclose or divulge to any person (other than to officers or employees of any Group Company whose province it is to know the same) any information (other than any information properly available to the public (otherwise than, directly or indirectly, as a result of a breach of this clause) or disclosed or divulged pursuant to an order of a court of competent jurisdiction or the rules of any Governmental or Regulatory Authority, including stock exchange rules and regulations) relating to any Group Company, the identity of its customers and suppliers, its products, finances, contractual arrangements, business or methods of business;
(iv)	it will not at any time hereafter, save as otherwise provided herein, in relation to any trade, business or company use a trade name, trade or service mark, design or logo including any of the words “Gullivers”, “GTA”, “Octopus”, or “Travelcube” or any word confusingly similar thereto (other than “Travelport”) in such a way as to be capable of or likely to be confused with any trade name, trade or service mark, design or logo of any Group Company (whether registered or not).
10.2	The undertakings in clause 10.1 do not prohibit any Seller, the Travelport Guarantor or any Affiliate of a Seller or the Travelport Guarantor from:
(i)	holding or being interested in up to 10% of the outstanding issued share capital of a company listed on the Official List and admitted to trading by London Stock Exchange plc or traded on AIM or any other internationally reorganised stock exchange;
(ii)	fulfilling any obligation pursuant to any of the Definitive Agreements (including, without limitation, providing services to a Group Company in accordance with the Transitional Services Agreement);

(iii)	continuing its or their business as presently carried on or as such businesses may evolve or develop or by acquisition of other GDS businesses, including without limitation in relation to the electronic distribution of hotel inventory to travel agents and other travel intermediaries whereby the travel intermediary utilises the Travelport GDS system to access hotel rates and availability and to confirm reservations between itself and the hotel using the Travelport GDS system, in a manner consistent with other industry participants, including but not limited to Sabre and Amadeus;
(iv)	without prejudice to the generality of (iii) above to, continue or evolve or develop, the business or operations of or related to, the product offering or product line presently characterised as or pertaining to ‘Travelport Leisure’ or ‘Sprice’ (‘Travelport Leisure’ presently carrying on the business of distributing and facilitating the sale of wholesale hotel and other accommodations, pre-packaged and self packaged tours and related travel services offered by multiple providers (such as the Group Companies and the Purchaser) to the client base of Travelport via the internet and ‘Sprice’ presently carrying on the business of a hotel and airfare comparison website which also sells hotel rooms and airline tickets to consumers and to the client base of Travelport via the internet);
(v)	being interested (whether directly or indirectly) in any equity or debt securities issued by Orbitz Worldwide, Inc. or any successor entity thereof or any of its or their subsidiaries or subsidiary undertakings;
(vi)	acquiring those securities of Orbitz Worldwide, Inc. (or its successor) not presently owned by the Sellers’ Group;
(vii)	acquiring, directly or indirectly, shares in or the whole or any part of the undertaking or assets of any company which carries on a Competing Business provided that such business or interest therein is acquired as part of a larger acquisition or series of related acquisitions and the value properly attributable to such part carrying on the Competing Business does not at the date of acquisition amount to more than 10% of the value of such larger acquisition or series of related acquisitions taken as a whole; or
(viii)	engaging a Key Employee who:
(a)	responds to a general, non-targeted recruitment campaign; or
(b)	whose employment with the Group has been terminated after Completion by the Purchasers.
10.3	For the avoidance of doubt, the acquisition of the Travelport Guarantor whether by way of acquisition of shares or merger or otherwise (or of the whole or a substantial part of the business, assets or undertakings of the Sellers’ Group) by a person, in circumstances where that person or its Affiliates (other than members of the Sellers’ Group) carry out or are engaged, concerned or interested, directly or indirectly, whether as a shareholder, director, partner, agent or otherwise, in a Competing Business (otherwise than by virtue of such acquisition) shall not of itself constitute a breach by any member of the Sellers’ Group or that person of the undertakings in this clause 10.
10.4	Each of the restrictions contained in clause 10.1 is separate and severable and in the event of any such restriction being determined to be unenforceable in whole or in part for any reason, that unenforceability shall not affect the enforceability of the remaining restrictions or (in the case of restrictions unenforceable in part) the remainder of that restriction.

10.5	While the restrictions contained in clause 10.1 are considered by the Parties to be reasonable in all the circumstances, it is recognised that restrictions of the nature in question may fail for technical reasons and accordingly it is hereby agreed and declared that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Purchasers but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.
10.6	The Sellers and the Travelport Guarantor shall procure that each member of the Sellers’ Group and their respective subsidiaries and subsidiary undertakings from time to time shall be bound by and observe the provisions of this clause 10 as if they were parties covenanting with the Purchasers in the same terms.
11.	THE PURCHASERS’ WARRANTIES AND UNDERTAKINGS
11.1	Each Purchaser and the Kuoni Guarantor hereby warrants to each of the Sellers that:
(i)	it has full power and authority to enter into and perform each of the Definitive Agreements to which its is a party and each of the Definitive Agreements constitutes or will, when executed, constitute binding obligations on it in accordance with their terms, subject to any principles of equity or insolvency law;
(ii)	the obligations of it and any other relevant member of the Purchasers’ Group under this Agreement and each of the other Definitive Agreements to which it or such other member of the Purchasers’ Group is a party constitute legal, valid and binding obligations of it and any other relevant member of the Purchasers’ Group respectively in accordance with their respective terms;
(iii)	it has obtained all applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under the Definitive Agreements;
(iv)	it has been duly incorporated, and is duly organised and is validly existing under the laws of the place of its incorporation;
(v)	the execution and delivery of, and the performance by it and any other relevant member of the Purchasers’ Group of their respective obligations under each of the Definitive Agreements to which it or such other member of the Purchasers’ Group is or shall to be a party will not:
(a)	result in a breach of any provision of the memorandum or articles of association or other constitutional document of it or other relevant member of the Purchasers’ Group;
(b)	result in a breach of, or constitute a default under, any agreement or instrument to which it or other relevant member of the Purchasers’ Group is a party or by which any of it or other relevant member of the Purchasers’ Group is bound;
(c)	result in a breach of any order, judgment or decree of any Governmental or Regulatory Authority to which it or other relevant member of the Purchasers’ Group is a party or by which it or other relevant member of the Purchasers’ Group is bound; or

(d)	save as contemplated by this Agreement, require the consent of its shareholders or of any other person;
(vi)	no action, consent or approval of, filing with or notice to any competent Governmental or Regulatory Authority on the part of it or any other member of the Purchasers’ Group is required in connection with the execution and performance by any member of the Purchasers’ Group of any Definitive Agreement to which it is or shall be a party or the consummation of the transactions contemplated thereby; and
(vii)	its board, at a meeting duly called and held prior to the date hereof, and not subsequently rescinded or modified in any way, has duly (i) approved this Agreement and determined that this Agreement and the transactions contemplated hereby are in its best interests.
11.2	From the Completion Date, on reasonable notice:
(i)	the Purchasers shall give the Sellers and any persons authorised by them reasonable access to the premises (including the Properties) and all the books and records and title deeds of each Group Company, and shall instruct the directors and employees of each Group Company promptly to give all such information, co-operation and explanations to the Sellers or any person authorised by them as such persons may reasonably request for the purposes of the Sellers tax affairs and also undertaking their audit in respect of the financial reference period during which Completion occurs;
(ii)	the Sellers shall give the Purchasers and any persons authorised by it reasonable access to the premises of the Sellers’ Group and all the books and records and title deeds of each relevant member of the Sellers’ Group, and shall instruct the directors and employees of each member of the Sellers’ Group promptly to give all such information, co-operation and explanations to the Purchasers or any person authorised by it as such persons may reasonably request for the purposes of the Purchasers’ or the Group’s tax affairs and also undertaking their audit in respect of the financial reference period during which Completion occurs.
11.3	Within 15 Business Days of the date of this Agreement, the Purchasers shall submit or procure submission of the filing in relation to the Transaction to the Brazilian anti-trust authorities.
11.4	The Purchasers hereby agree to indemnify the Sellers on demand in respect of any loss, liability, damage, cost charge or expense of whatever nature and howsoever caused, suffered or incurred by the Sellers or any of their Affiliates from time to time arising from or otherwise pertaining to the inclusion of any information or data relating to any Seller, any member of the Sellers’ Group or any member of the Group in any prospectus or other public document (whether included specifically or by reference) published or otherwise released to the public pursuant to any equity financing raised by any member of the Purchasers’ Group (including, without limitation, the Kuoni Guarantor) for the purposes of financing the Transaction (whether directly or indirectly) or refinancing any debt funding or similar commitments taken out in connection with the Transaction.
12.	TRAVELPORT GUARANTEE
12.1	In consideration of the Purchasers entering into this Agreement, the Travelport Guarantor irrevocably and unconditionally:
(i)	guarantees to the Purchasers each and every obligation and liability the Sellers or any Affiliate may now or hereafter have to the Purchasers under the Definitive

Agreements (whether solely or jointly with one or more persons and whether as principal or as surety or in some other capacity) and promises to:
(a)	pay to the Purchasers from time to time on demand the unpaid balance of every sum now or hereafter owing, due or payable by the Sellers to the Purchasers in respect of any such liability; and
(b)	perform for, or procure performance by, the Sellers from time to time on demand any outstanding obligation of the Sellers to the Purchasers in respect of such obligation;
(ii)	undertakes to the Purchasers that whenever the Sellers do not pay any amount or perform any obligation under the Definitive Agreements it shall on demand pay that amount or perform (or procure the performance of) that obligation as if it were the principal obligor; and
(iii)	agrees as a primary obligation to indemnify the Purchasers from time to time on demand from and against any losses, costs or expenses incurred by the Purchasers as a result of any such obligation or liability under the Definitive Agreements being or becoming void, voidable, unenforceable or ineffective as against the Sellers for any reason whatsoever, whether or not known to the Purchasers (the amount of such losses, costs and expenses shall include the amount which the Purchasers would otherwise have been entitled to recover from the Sellers).
12.2	The guarantee and indemnity contained in clause 12.1 are in respect of all of the obligations and liabilities of the Sellers to the Purchasers under the Definitive Agreements (the “Guaranteed Liabilities”).
12.3	The obligations of the Travelport Guarantor contained in this clause 12 shall be in addition to and independent of every other security which the Purchasers may at any time hold in relation to any of the Guaranteed Liabilities.
12.4	Neither the obligations of the Travelport Guarantor contained in this Agreement nor the rights, powers and remedies conferred in respect of the Travelport Guarantor upon the Purchasers by this clause 12 or by law shall be discharged, impaired or otherwise affected by:
(i)	the winding up, insolvency, dissolution, administration, reorganisation or other similar proceedings of any Seller or any other person or any change in its status, function, control or ownership;
(ii)	any of the Guaranteed Liabilities or any of the obligations of any Seller or any other person under any security relating to any of the Guaranteed Liabilities being or becoming illegal, invalid, unenforceable or ineffective in any respect;
(iii)	any time, waiver, consent or other indulgence granted or agreed to be granted to any Seller or any other person in respect of any of the Guaranteed Liabilities or under any other security;
(iv)	any amendment to, or any variation, waiver or release of, any of the Guaranteed Liabilities or of any person under any other security;
(v)	any failure to take, or fully to take, any security agreed to be taken in relation to any of the Guaranteed Liabilities;

(vi)	any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of any of the Guaranteed Liabilities; or
(vii)	any other act, event or omission which, but for this clause 12.4 might operate to discharge, impair or otherwise affect any of the obligations of Travelport Guarantor contained in this clause 12 or any of the rights, powers or remedies conferred upon the Purchasers by this clause 12 or by Law.
12.5	Any settlement or discharge given by the Purchasers to the Travelport Guarantor in respect of the Travelport Guarantor’s obligations under this clause 12 or any other agreement reached between the Purchasers and the Travelport Guarantor in relation to it shall be, and be deemed always to have been, void if any act on the faith of which such Purchasers gave the Travelport Guarantor that settlement or discharge or entered into that agreement is subsequently avoided by or in pursuance of any applicable law.
12.6	The Purchasers shall not be obliged before exercising any of the rights, powers or remedies conferred upon it in respect of the Travelport Guarantor by this clause 12 or by Law:
(i)	to make any demand of any Seller;
(ii)	to take any action or obtain judgment in any court against any Seller;
(iii)	to make or file any claim or proof in a winding up or dissolution of any Seller; or
(iv)	to enforce or seek to enforce any security taken in respect of any of the obligations of any Seller in respect of the Guaranteed Liabilities.
12.7	The Travelport Guarantor agrees that, so long as any Seller is under any actual or contingent obligations in respect of any of the Guaranteed Liabilities, the Travelport Guarantor shall not exercise any rights which the Travelport Guarantor may at any time have by reason of performance by it of its obligations under this Agreement:
(i)	to be indemnified by any Seller or to receive any collateral from the any Seller;
(ii)	to claim any contribution from any other guarantor of any of the Guaranteed Liabilities; and/or
(iii)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of any Seller in respect of any of the Guaranteed Liabilities of any other security taken pursuant to, or in connection with, any of the Guaranteed Liabilities by the Purchasers.
12.8	The obligations of the Travelport Guarantor contained in this clause 12 shall constitute and be continuing obligations notwithstanding any settlement of account or other matter or thing whatsoever, and shall not be considered satisfied by any intermediate payment or satisfaction of all or any of the obligations of any of the Sellers in relation to any of the Guaranteed Liabilities and shall continue in full force and effect until final payment in full of all amounts owing by the Sellers in respect of the Guaranteed Liabilities and total satisfaction of all the Sellers’ actual and contingent obligations in relation to the Guaranteed Liabilities.
13.	KUONI GUARANTEE
13.1	In consideration of the Sellers entering into this Agreement, the Kuoni Guarantor irrevocably and unconditionally:

(i)	guarantees to the Sellers each and every obligation and liability the Purchasers or any Affiliate may now or hereafter have to the Sellers under this Agreement and the Transitional Services Agreement (whether solely or jointly with one or more persons and whether as principal or as surety or in some other capacity) and promises to:
(a)	pay to the Sellers from time to time on demand the unpaid balance of every sum now or hereafter owing, due or payable by the Purchasers to the Sellers in respect of any such liability; and
(b)	perform for, or procure performance by, the Purchasers from time to time on demand any outstanding obligation of the Purchasers to the Sellers in respect of such obligation;
(c)	undertakes to the Sellers that whenever the Purchasers do not pay any amount or perform any obligation under this Agreement it shall on demand pay that amount or perform (or procure the performance of) that obligation as if it were the principal obligor; and
(d)	agrees as a primary obligation to indemnify the Sellers from time to time on demand from and against any losses incurred by the Seller as a result of any such obligation or liability under this Agreement being or becoming void, voidable, unenforceable or ineffective as against the Purchasers for any reason whatsoever, whether or not known to the Sellers (the amount of such losses shall include the amount which the Sellers would otherwise have been entitled to recover from the Purchasers).
13.2	The guarantee and indemnity contained in clause 13.1 are in respect of all of the obligations and liabilities of the Purchasers to the Sellers under this Agreement (the “Guaranteed Liabilities”).
13.3	The obligations of the Kuoni Guarantor contained in this clause 13 shall be in addition to and independent of every other security which the Sellers may at any time hold in relation to any of the Guaranteed Liabilities.
13.4	Neither the obligations of the Kuoni Guarantor contained in this Agreement nor the rights, powers and remedies conferred in respect of the Kuoni Guarantor upon the Sellers by this clause 13 or by law shall be discharged, impaired or otherwise affected by:
(i)	the winding up, insolvency, dissolution, administration, reorganisation or other similar proceedings of the Purchasers or any other person or any change in its status, function, control or ownership;
(ii)	any of the Guaranteed Liabilities or any of the obligations of the Purchasers or any other person under any security relating to any of the Guaranteed Liabilities being or becoming illegal, invalid, unenforceable or ineffective in any respect;
(iii)	any time, waiver, consent or other indulgence granted or agreed to be granted to the Purchasers or any other person in respect of any of the Guaranteed Liabilities or under any other security;
(iv)	any amendment to, or any variation, waiver or release of, any of the Guaranteed Liabilities or of any person under any other security;
(v)	any failure to take, or fully to take, any security agreed to be taken in relation to any of the Guaranteed Liabilities;

(vi)	any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of any of the Guaranteed Liabilities; or
(vii)	any other act, event or omission which, but for this clause 13.4 might operate to discharge, impair or otherwise affect any of the obligations of the Kuoni Guarantor contained in this clause 13 or any of the rights, powers or remedies conferred upon the Sellers by this clause 13 or by Law.
13.5	Any settlement or discharge given by any of the Sellers to the Kuoni Guarantor in respect of the Kuoni Guarantor’s obligations under this clause 13 or any other agreement reached between any of the Sellers and the Kuoni Guarantor in relation to it shall be, and be deemed always to have been, void if any act on the faith of which such Sellers gave the Kuoni Guarantor that settlement or discharge or entered into that agreement is subsequently avoided by or in pursuance of any applicable law.
13.6	The Sellers shall not be obliged before exercising any of the rights, powers or remedies conferred upon them in respect of the Kuoni Guarantor by this clause 13 or by Law:
(i)	to make any demand of the Purchasers;
(ii)	to take any action or obtain judgment in any court against the Purchasers;
(iii)	to make or file any claim or proof in a winding up or dissolution of the Purchasers; or
(iv)	to enforce or seek to enforce any security taken in respect of any of the obligations of the Purchasers in respect of the Guaranteed Liabilities.
13.7	The Kuoni Guarantor agrees that, so long as the Purchasers are under any actual or contingent obligations in respect of any of the Guaranteed Liabilities, the Kuoni Guarantor shall not exercise any rights which the Kuoni Guarantor may at any time have by reason of performance by it of its obligations under this Agreement:
(i)	to be indemnified by the Purchasers or to receive any collateral from the Purchasers;
(ii)	to claim any contribution from any other guarantor of any of the Guaranteed Liabilities; and/or
(iii)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Sellers in respect of any of the Guaranteed Liabilities of any other security taken pursuant to, or in connection with, any of the Guaranteed Liabilities by the Sellers.
13.8	The obligations of the Kuoni Guarantor contained in this clause 13 shall constitute and be continuing obligations notwithstanding any settlement of account or other matter or thing whatsoever, and shall not be considered satisfied by any intermediate payment or satisfaction of all or any of the obligations of the Purchasers in relation to any of the Guaranteed Liabilities and shall continue in full force and effect until final payment in full of all amounts owing by the Purchasers in respect of the Guaranteed Liabilities and total satisfaction of all the Purchasers’ actual and contingent obligations in relation to the Guaranteed Liabilities.
14.	RELEASE OF GUARANTEES AND LETTERS OF CREDIT
14.1	The Purchasers shall:
(i)	as soon as reasonably practicable but in any event within two (2) months following the Completion Date, procure the release of the Travelport Letters of Credit; and

(ii)	at Completion procure the release of the Travelport Letters of Guarantee, in the form and substance satisfactory to the Sellers and either the issuing bank or the beneficiary of the relevant Travelport Letter of Guarantee and Travelport Letter of Credit, and otherwise shall use its reasonable endeavours to procure the release, as soon as reasonably practicable following Completion, of all other security, letters of credit, guarantees and indemnities given by or binding upon any of the Sellers or any of their Affiliates (which for the avoidance of doubt shall not include any Group Company) in relation to any debt or obligation of any Group Company. Pending such release, the Purchasers shall indemnify and keep indemnified the relevant Seller or its relevant Affiliate on an after tax basis from and against all losses, costs or expenses arising out of or in connection with such securities, letters of credit, guarantees and indemnities (including, without limitation, the Travelport Letters of Credit and the Travelport Guarantees). Any costs or expenses incurred by the Sellers’ Group which are associated with maintaining the Travelport Letters of Credit after Completion shall be for the account of the Purchasers and shall be paid by the Purchasers to the Sellers on demand.
14.2	The Sellers shall, at Completion, procure the releases referred to in Part A1 paragraph (v) of Schedule 2 and, pending such releases, the Sellers shall indemnify and keep indemnified the Purchasers as trustee for themselves and the Group Companies concerned on an after tax basis from and against all losses, costs or expenses arising out of or in connection with any such securities, guarantees and indemnities.
14.3	The Sellers agree to procure that the Sellers’ Group and the Group provides reasonable access to relevant information relating to the Travelport Letters of Credit and Travelport Letters of Guarantee and reasonable assistance to the Purchasers in its replacement of the Travelport Letters of Credit and Travelport Letters of Guarantee in accordance with clause 14.1.
15.	EMPLOYEES
15.1	In relation to those Employee Payments which become due and payable at any time as a direct result of consummation of the Transaction, the Sellers shall pay to the Purchasers and the Purchasers shall procure that the relevant Group Companies are put in sufficient funds (including amounts in respect of employer’s national insurance or similar contributions) so as to allow such Group Companies to satisfy their obligations in full in respect thereof and the Purchasers undertake that they shall procure that the relevant Group Companies shall satisfy their respective obligations with respect to the Employee Payments in accordance with the terms thereof.
15.2	If the payment of the Employee Payments by a Group Company and any employer’s National Insurance Contributions payable in respect of such Employee Payments gives rise to a Relief which is attributable to such payments by a Group Company and would not otherwise have arisen and such Relief is used or set off against any liability of a Group Company to make an actual payment of Tax, the Purchasers shall pay to the Sellers an amount equal to the Tax which would otherwise have been paid by the Group Companies but for the use or set off of such Relief. The due date for payment by the Purchasers to the Sellers under this clause 15.2 shall be the date falling ten (10) Business Days after the last date on which a Group Company would have been due to make an actual payment of the Tax which would have been payable but for the use or set-off of the Relief, without incurring a liability to interest or penalties in respect of such Tax. If the Purchasers have made a payment to the Seller pursuant to this clause 15.2 but it subsequently transpires that all or part of such payment should not have been paid (whether or not by reference to facts that were known to the Purchasers or the employing company at that time) as a consequence of a disallowance of a Relief arising in respect of an Employee Payment and any associated employer’s National Insurance Contributions, the Sellers shall as soon as is reasonably practical repay to the Purchasers an amount equal to the amount that should not have been paid and such payment shall be treated as a further adjustment to the Consideration.
15.3	Without liability to the Sellers, the Purchasers confirm that it is their present intention to treat all Sale Business Employees fairly (and not prejudicially as compared to an employee of equivalent office or level of seniority within the Purchasers’ Group):
(i)	in relation to the credit to be given to such employees in respect of their period of service both prior to and following Completion if and to the extent that any such employee becomes a participant in any employee benefit plan, practice or policy of the Purchasers’ Group; and
(ii)	in relation to the value of their aggregate package of emoluments taken as whole (salary, bonus and incentive opportunities and benefit plans (including restricted cash and other long term incentive awards), programs and arrangements).
15.4	Following Completion:
(i)	the Purchasers hereby agree to notify the Sellers promptly, but in no event less than ten days following, the date that any Information Participant has any change in their employment or other service relationship with the Purchasers and/or the Group, including in the event of the Information Participant’s death or separation from service;
(ii)	the Purchasers hereby agree to cooperate (and to procure that the Group will cooperate) in good faith with the Sellers in processing any tax withholding or other payroll processing or withholding obligations the Sellers may have on account of any payments it makes to any Payroll Participant following the Completion Date, including but not limited to processing any such payments through the Group’s payroll systems (it being acknowledged and agreed that neither the Purchasers nor the Group shall be liable to make any such payment unless the Sellers shall first have put the relevant Group Company in sufficient funds to discharge any such payment);
(iii)	if any notification is provided by the Purchasers to the Sellers under this clause, a copy of such notification shall also be sent by the Purchasers to the following address: “Travelport (For the attention of: Caroline Jowett-Ive (Head of Compensation and Benefits)), Axis One, Axis Park, 10 Hurricane Way, Langley SL3 8AG United Kingdom”.
16. D&O INSURANCE COVER AND TRANSITIONAL SERVICES AGREEMENT
16.1	For six years following the Completion Date, the Purchasers shall cause to be maintained in effect, for the benefit of the Group Companies’ directors and officers, an insurance and indemnification policy with an insurer with a Standard & Poor’s rating of at least A that provides coverage for acts or omissions occurring prior to the Completion Date (the “D&O Insurance”) covering each such person currently covered by the officers’ and directors’ liability insurance policies held by or for the benefit of the Group Companies on terms with respect to coverage and in amounts no less favourable than those of the Group Companies’ directors’ and officers’ insurance policy in effect immediately prior to Completion.
16.2	The Purchasers acknowledge that all insurance coverage for the Group under policies of the Sellers’ Group shall terminate as of Completion and, following Completion, no claims may be brought against any policy of the Sellers’ Group in respect of the Group regardless of whether the events underlying such claims arose prior to or after Completion except with respect to workers compensation, general liability, or auto liability claims relating to the Group that occurred or arise from events that occurred prior to Completion. The Purchasers and the

Sellers shall cooperate, and cause their Affiliates to cooperate with each other in submitting any claims on behalf of the Sellers, the Purchasers or the Group under the respective workers’ compensation, general liability, or auto liability insurance policies maintained by the Sellers’ Group. The Purchasers shall reimburse the Sellers for the payment of claims, costs and expenses within the deductible or otherwise not covered under such insurance policies, to the extent the Purchasers has requested the Sellers to pay on its behalf. The Sellers agree to procure that the Sellers’ Group provides reasonable access to relevant information relating to the insurance of the Group under the insurance policies of the Sellers’ Group for the purposes of compliance with this clause 16.2.
16.3	The terms of Schedule 15 shall apply.
17.	EFFECT OF COMPLETION
Any provision of this Agreement and any other documents referred to in it which is capable of being performed after but which has not been performed at or before Completion and all Warranties and covenants and other undertakings contained in or entered into pursuant to this Agreement shall remain in full force and effect notwithstanding Completion.
18.	REMEDIES AND WAIVERS
18.1	No delay or omission by any Party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to in it shall:
(i)	affect that right, power or remedy; or
(ii)	operate as a waiver thereof.
18.2	The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.
18.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.
18.4	The rights and remedies of the Kuoni Guarantor and the Purchasers under this Agreement shall not be affected, and each Seller’s and the Travelport Guarantor’s liabilities under this Agreement shall not be released, discharged or impaired, by:
(i)	Completion; or
(ii)	the failure to terminate this Agreement; or
(iii)	any information relating to any Group Company of which the Kuoni Guarantor or the Purchasers have knowledge (actual, imputed or constructive) (other than, in respect only of the Warranties, by reason of its being Disclosed) and no such information shall prejudice any claim which the Kuoni Guarantor or the Purchasers shall be entitled to bring or shall operate to reduce any amount recoverable by the Kuoni Guarantor or the Purchasers under this Agreement.
19.	ASSIGNMENT
19.1	Save only as provided in clause 19.2 and 19.3, no Party shall assign, or purport to assign, all or any part of the benefit of, or its rights or benefits under, this Agreement together with any causes of action arising hereunder.

19.2	The Purchasers or the Kuoni Guarantor may assign all or any part of the benefit of, or its rights or benefits under, this Agreement together with any causes of action arising hereunder to:
(i)	any member of the Purchasers’ Group provided that any such member of the Purchasers’ Group (the “Assignee”) must assign back its rights to another member of the Purchasers’ Group in the event that the Assignee should cease to be a member of the Purchasers’ Group; or
(ii)	any bank or financial institution by way of security,
provided that, in relation to (i) and (ii) above, no Seller shall be under any greater obligation or liability thereby than if such assignment had never occurred and that the amount of loss or damage recoverable by the assignee shall be calculated as if that person had been originally named as a Purchaser in this Agreement (and, in particular, shall not exceed the sum which would, but for such assignment, have been recoverable hereunder by the Purchasers in respect of the relevant fact, matter or circumstance) and the Purchasers shall notify the Sellers of any such assignment or purported assignment.
19.3	The Sellers may assign all or any part of the benefit of, or its rights or benefits under, this Agreement together with any causes of action arising hereunder to any member of the Sellers’ Group and shall notify the Purchasers of any such assignment or purported assignment provided that any such member of the Sellers’ Group (the “Assignee”) must assign back its rights to another member of the Sellers’ Group in the event that the Assignee should cease to be a member of the Sellers’ Group.
20.	FURTHER ASSURANCE
Each Seller agrees (at its own cost) to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the Purchasers may reasonably require, whether on or after Completion, to implement and/or give effect to this agreement and the transaction contemplated by this Agreement.
21.	ENTIRE AGREEMENT
21.1	Each Party acknowledges and agrees with the other Parties that:
(i)	the Definitive Agreements and the Confidentiality Agreement constitute the entire and only agreement and understanding between the Parties relating to the subject matter of the Definitive Agreements and the Confidentiality Agreement and supersede all previous agreements understandings or arrangements whether oral or in writing, between the Parties relating to the transactions contemplated by the Definitive Agreements and the Confidentiality Agreement;
(ii)	it has not been induced to enter into the Definitive Agreements and the Confidentiality Agreement in reliance upon, nor has it been given by any other Party or any of their respective Affiliates, or any of their respective employees, representatives, agents or advisers or any other person, nor does it rely upon, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever (in any case whether written, oral or implied) other than as are expressly set out in the Definitive Agreements and the Confidentiality Agreement and, to the extent that any of them have been, it unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto;

(iii)	the only remedies available to it in respect of the Definitive Agreements or of any misrepresentations or untrue statement are damages for breach of contract and, for the avoidance of doubt, it shall have no right to rescind or terminate any Definitive Agreement either for breach of contract or for negligent or incorrect misrepresentation or otherwise; and
(iv)	any statutory or common law warranties, representations or conditions that are not expressly set out or referred to in the Definitive Agreements and which might otherwise be implied in respect of the transactions contemplated by the Definitive Agreements are expressly excluded,
PROVIDED THAT the provisions of this clause 21 (Entire Agreement) shall not exclude any liability which any Party has or would otherwise have to any other Party or any right which any of them may have to rescind any Definitive Agreement, in respect of any statements made fraudulently by any of them prior to the entry into the relevant Definitive Agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.
22.	VARIATIONS
This Agreement may be varied only by a written document signed by or on behalf of each of the Parties.
23.	NOTICES
23.1	A notice under this Agreement shall only be effective if it is in writing. Faxes are permitted.
23.2	Notices under this Agreement shall be sent to a Party to this Agreement at its address for the attention of the individual set out below:

Party	Fax No.	Address
The Sellers, the Travelport Guarantor and all or any of them	+1 770 563 78 78	300 Galleria Parkway Atlanta, Georgia 30339 USA

with a copy to each of :

FAO: General Counsel	+44-(0)1753-288-217	Axis Park
10 Hurricane Way Langley, Berkshire SL3 8US England

AND

	+44 (0)207 469 2001	Kirkland & Ellis International LLP 30 St. Mary Axe London EC3A 8AF FAO Graham White/Daniel Oates

The Purchasers and the Kuoni Guarantor	+41 (0)44 277 4031	Neue Hard 7 CH-8010 Zurich Switzerland

FAO: Martin Simeon

provided that a Party may change its notice details on giving notice to the other Party of the change in accordance with this clause 23 (Notices). That notice shall only be effective on the day falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.
23.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:
(i)	if delivered personally, on delivery;
(ii)	if sent by first class post, two clear Business Days after the date of posting; and
(iii)	if sent by facsimile, when despatched.
23.4	Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.
24.	ANNOUNCEMENTS
24.1	The Parties hereby agree to the release of the Press Announcements at or around 6am CET on 7 March 2011 or thereafter.
24.2	Save for the Press Announcements, no announcement concerning the sale of the Shares or any ancillary matter shall be made by any Party without the prior written approval of the other Parties, such approval not to be unreasonably withheld or delayed. This clause does not apply in the circumstances described in clause 24.3.
24.3	Either Party may, after consultation with the other Party make an announcement concerning the sale of the Shares or any ancillary matter if required by:
(i)	applicable Law; or
(ii)	any securities exchange or Governmental or Regulatory Authority to which that Party is subject or submits, wherever situated, in which case the Party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents and timing of such announcement with the other Party before making such announcement provided that no further consultation shall be required in respect of the Prospectus, the notice convening the General Meeting and any other public disclosure made by the Kuoni Guarantor in connection with the proposed capital raising and consummation of this Transaction, provided that the content of such disclosures is not inconsistent with the obligations of the Kuoni Guarantor under clause 3.3.
24.4	The restrictions contained in this clause 24 shall continue to apply after Completion or termination of this Agreement without limit in time.
25.	CONFIDENTIALITY
25.1	Each Party to this Agreement shall treat as confidential all information obtained as a result of entering into or performing this Agreement which relates to:
(i)	the provisions of this Agreement;
(ii)	the negotiations relating to this Agreement;

(iii)	the subject matter of this Agreement; or

(iv)	any other Party’
25.2	Notwithstanding the other provisions of this clause, any Party may disclose Confidential Information:
(i)	if and to the extent required by applicable Law;

(ii)	if and to the extent required by any securities exchange or Governmental or Regulatory Authority to which that Party is subject wherever situated;

(iii)	to its professional advisers, auditors and bankers on a need to know basis provided that each person to whom disclosure is made is advised of the confidentiality obligations under this Agreement and agrees to be bound thereby;

(iv)	if and to the extent the information has come into the public domain through no fault of that Party; or

(v)	if and to the extent the other Parties have given prior written consent to the disclosure.
Any information to be disclosed pursuant to this clause 25.2 shall be disclosed only after consultation with the other Parties.

25.3	The restrictions contained in this clause 25 (Confidentiality) shall continue to apply after Completion or termination of this Agreement without limit in time and shall be in addition to any confidentiality obligations of the Purchasers set out therein. In the event of any inconsistency or conflict in the terms of this clause 25 and the terms of the Confidentiality Agreement, the latter shall prevail.
26.	COSTS AND EXPENSES

26.1	Except as otherwise stated in any other provision of this Agreement, each Party to this Agreement shall pay its own costs and expenses in relation to the negotiations leading up to the sale and purchase of the Shares and the preparation, execution and carrying into effect of this Agreement, the other Definitive Agreements, and all other documents referred to in this Agreement.

26.2	Each Seller and the Travelport Guarantor undertakes to the Purchasers that no Group Company has paid or will pay (in connection with the sale and purchase contemplated by this Agreement) any legal, accounting or other professional charges, fees, expenses or commissions relating to the sale of the Shares including, without limitation, any such costs incurred in connection with any investigation of the affairs of the Group or the negotiation, preparation, execution and carrying into effect of this Agreement.

26.3	Any registration or stamp duties payable in any jurisdiction in respect of the sale and purchase of the Shares shall be borne as to 100% by the Purchasers. The Purchasers shall be responsible for arranging the payment of all such duties including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such duties.

26.4	If any Party defaults in the payment when due of any sum payable under this Agreement (howsoever determined), the liability of the relevant Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment

(as well after as before judgment) at the rate of 7.5% per annum. Such interest shall accrue from day to day.

27.	COUNTERPARTS

27.1	This Agreement may be executed in any number of counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart.

27.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

28.	SEVERABILITY

If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. The Parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision(s) by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

29.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

Save as otherwise expressly provided in this Agreement and except in respect of clause 9.6 and 9.7 which may be enforced by the persons referred to therein and clause 10.1 which may be enforced by any relevant Group Company, the Parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a Party. Notwithstanding the foregoing, any benefits conferred by this Agreement on any third party by virtue of such statute, the Parties may agree to vary or rescind this Agreement without any third party’s consent.

30.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with English law.

31.	JURISDICTION

31.1	The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. Any Proceedings shall be brought in the English courts.

31.2	Each Party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of proceedings in the English courts. Each Party also agrees that a judgment against it in Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

31.3	Each Party irrevocably submits and agrees to submit to the jurisdiction of the English courts.

31.4	The Kuoni Guarantor and each Purchaser irrevocably appoints Kuoni UK to be its agent for the receipt of Service Documents. The Kuoni Guarantor and each Purchaser agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

31.5	Each Seller and the Travelport Guarantor irrevocably appoints General Counsel of Travelport International Limited, Axis Park, 10 Hurricane Way, Langley, Berkshire SL3 8US England, to be its agent for the receipt of Service Documents. Each Seller and the Travelport Guarantor agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

31.6	If any of the agents appointed pursuant to clause 31.4 or clause 31.5 at any time ceases for any reason to act as such, the Party(ies) which originally appointed such agent shall appoint a replacement agent having an address for service in England and shall notify the other Parties of the name and address of the replacement agent. Failing such appointment and notification, any other Party shall be entitled by notice to the Party whose agent has ceased to act to appoint a replacement agent to act on behalf of such Party and shall notify each other Party if it does so. The provisions of this clause 31.6 applying to service on an agent apply equally to service on a replacement agent.

31.7	A copy of any Service Document served on an agent appointed pursuant to clause 31.4, 31.5 or 31.6 by or on behalf of a Party shall be sent by post to such Party. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

IN WITNESS whereof the parties have executed this Agreement as a deed on the date first above written.

SIGNED by		)
for and on behalf of		)
GULLIVERS SERVICES LIMITED		)

in the presence of:			Witness Signature

Witness name:

Witness address:

Witness occupation:

SIGNED by		)
for and on behalf of		)
TRAVELPORT (BERMUDA) LTD.		)

in the presence of:			Witness Signature

Witness name:

Witness address:

Witness occupation:

SIGNED by		)
for and on behalf of		)
TRAVELPORT INC.		)

in the presence of:			Witness Signature

Witness name:

Witness address:

Witness occupation:

SIGNED by		)
for and on behalf of		)
TRAVELPORT LIMITED		)

in the presence of:			Witness Signature

Witness name:

Witness address:

Witness occupation:

SIGNED by		)
for and on behalf of		)
KUONI REISEN HOLDING AG		)

in the presence of:			Witness Signature

Witness name:

Witness address:

Witness occupation:

SIGNED by		)
for and on behalf of		)
KUONI HOLDINGS PLC		)

in the presence of:			Witness Signature

Witness name:

Witness address:

Witness occupation:

SIGNED by		)
for and on behalf of		)
KUONI HOLDING DELAWARE, INC.		)

in the presence of:			Witness Signature

Witness name:

Witness address:

Witness occupation:

SIGNED by		)
for and on behalf of		)
KIT SOLUTION AG		)

in the presence of:			Witness Signature

Witness name:

Witness address:

Witness occupation: